UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tortoise Energy Independence Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89148K200

(CUSIP Number)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Christopher M. Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.A.

NUMBER OF	5. SOLE VOTING POWER	184,809
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	184,809
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

184,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

10.0%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the end of business on October 2, 2020, the business day before the filing of this Schedule 13G.

Page 2 of 10 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF	5. SOLE VOTING POWER	184,809
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	184,809
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

184,809

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

10.0%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the end of business on October 2, 2020, the business day before the filing of this Schedule 13G.

Page 3 of 10 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Fund QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF	5. SOLE VOTING POWER	64.683
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	64,683
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

64,683

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.5%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on October 2, 2020, the business day before the filing of this Schedule 13G.

Page 4 of 10 pages

CUSIP No. 89148K200

1.	Names of Reporting Persons

Aristides Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF	5. SOLE VOTING POWER	120,126
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	0
OWNED BY EACH
REPORTING	7. SOLE DISPOSITIVE POWER	120,126
PERSON WITH:
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

120,126

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.5%

12.	Type of Reporting Person (See Instructions)

PN

*	Ownership information above is as of the end of business on October 2, 2020, the business day before the filing of this Schedule 13G.

Page 5 of 10 pages

Item 1.

(a)	The name of the issuer is Tortoise Energy Independence Fund, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 5100 W. 115th Place, Leawood, KS 66211.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Christopher M. Brown; (2) Aristides Capital LLC, a Delaware limited liability company (the “General Partner”); (3) Aristides Fund QP, LP, a Delaware limited partnership (the “3c7 Fund”); and (4) Aristides Fund LP, a Delaware limited partnership (the “3c1 Fund”, and together with the 3c7 Fund, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). The Funds are private investment vehicles. The Funds directly own the Common Stock (as defined below) reported in this Statement. Mr. Brown and the General Partner may be deemed to beneficially own the Common Stock owned directly by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is c/o Aristides Capital LLC, 25 S. Huron St., Suite 2A, Toledo, Ohio 43604.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 89148K200.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

Page 6 of 10 pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on October 2, 2020, the business day before the filing of this Schedule 13G (and which information is also accurate as of the Event Date of October 1, 2020).

The percentage ownership of each Reporting Person is based on 1,846,000 shares of Common Stock outstanding as of May 31, 2020 as reported by the Issuer in its Form N-CSR filed with the SEC on August 7, 2020.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 7 of 10 pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2020

Christopher M. Brown

Aristides Capital LLC

Aristides Fund QP, LP

Aristides Fund LP

By:	/s/ Christopher M. Brown

Christopher M. Brown, for himself
and as the Managing Member of the
General Partner (for itself and on
behalf of each of the Funds)

Page 9 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 10 of 10 pages